SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. )

AMRECORP REALTY FUND II
(Name of the Issuer)

Robert J. Werra
RJW Chimney Square, L.C.
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

Robert J. Werra
2800 N. Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
___________________

With Copies to:
C. William Blair, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 332-2500
___________________

This statement is filed in connection with (Check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c)) under the Securities Exchange Act of 19834 (the “Act”).

b. ☐  The filing of a registration statement under the Securities Act of 1933.

c. ☐  A tender offer.

d. ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation: $5,250,000	Amount of filing fee: $161.18

The amount of the filing fee, calculated in accordance with Rule 0-11, is calculated on the amount to be received by the issuer ($5,250,000) in connection with the disposition of assets that is the subject of the solicitation materials to which this Schedule 13E-3 relates.

☒ Check the box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)  Amount previously paid: $161.18

2)  Form, Schedule or Registration Statement No.: Schedule 14A

3)  Filing Party: Amrecorp Realty Fund II

4)  Date Filed: March 1, 2007

This Rule 13e-3 Transaction Statement on Schedule 13G-3 (the “Schedule 13E-3”) is being filed by Robert J. Werra and RJW Chimney Square, L.C. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder in connection with the solicitation of consents of holders of limited partnership units of Amrecorp Realty Fund II, a Texas limited partnership (the “Partnership”), to approve the sale of the Partnership’s Chimney Square apartments property to an affiliate of the general partner of the Partnership.

This Schedule 13E-3 is being filed concurrently with the filing by the Partnership of a preliminary consent solicitation statement (together with all appendices thereto, the “Consent Solicitation Statement”) under Regulation 14A of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Consent Solicitation Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the issuer of the units subject to this Schedule 13E-3 is Amrecorp Realty Fund II, a Texas limited partnership. The principal executive offices of the Partnership are located at 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093, having telephone number (972) 836-8000.

(b) The information set forth in the Consent Solicitation Statement under the caption “Information about the Partnership—General Information” is incorporated herein by reference.

(c) The information set forth in the Consent Solicitation Statement under the caption “Information about the Partnership—Market for Units” is incorporated herein by reference.

(d) The information set forth in the Consent Solicitation Statement under the caption “Information about the Partnership—Distributions” is incorporated herein by reference.

(e) Not applicable.

(f) Not applicable.

Item 3. Identity and Background of Filing Person

(a) - (b) The information set forth in the Consent Solicitation Statement under the caption “Information Concerning the Purchaser and Its Affiliates” is incorporated herein by reference.

(c) The information set forth in the Consent Solicitation Statement under the caption “Information Concerning the Purchaser and Its Affiliates” is incorporated herein by reference. During the past five years, neither Robert J. Werra nor John R. Werra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

(a) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet”; “Special Factors—Background and Purpose of the Transaction; —Effects of the Transaction; and —Material Federal Income Tax Consequences”; and “The Purchase and Sale Agreement” is incorporated herein by reference.

There are no material differences in the rights of holders of limited partnership units as a result of the transaction. The accounting treatment of this transaction is not material.

(c) There are no terms or arrangements in the transaction that treat any limited partners of the Partnership differently from other limited partners of the Partnership.

(d) The information set forth in the Consent Solicitation Statement under the caption “Consent Procedure—No Dissenters’ Rights of Appraisal” is incorporated herein by reference.

(e) There are no provisions for allowing limited partners access to the corporate records of the general partner or the purchaser or for allowing limited partners to obtain counsel or appraisal services at the expense of the general partner or the purchaser.

(f) Not applicable.

Item 5. Past Contacts, Transaction, Negotiations and Agreements

(a) The information set forth in the Consent Solicitation Statement under the captions “Information about the Partnership—Related Party Transactions” is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

(e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Not applicable.

(c) (1) - (2) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—Purpose of the Consent Solicitation; —What You Will Receive as a Result of the Transaction; —Purposes of and Reasons for the Transaction” and “Special Factors—Background and Purpose of the Transaction; —Alternatives to the Transaction; and —Effects of the Transaction” is incorporated herein by reference.

(3) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—What You Will Receive as a Result of the Transaction”; and “Special Factors—Effects of the Transaction” is incorporated herein by reference.

(4) - (8) The information set forth in the Consent Solicitation Statement under the captions “Special Factors—Effects of the Transaction; and —Plans or Proposals by the Partnership” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—Purposes of and Reasons for the Transaction” and “Special Factors—Background and Purpose of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Alternatives to the Transaction” is incorporated herein by reference.

(c) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—Purposes of and Reasons for the Transaction” and “Special Factors—Background and Purpose of the Transaction” is incorporated herein by reference.

(d) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—What You Will Receive as a Result of the Transaction; —Primary Potential Disadvantages of the Transaction; and —Material Federal Income Tax Consequences” and “Special Factors—Effects of the Transaction; —Disadvantages and Risks Associated with the Transaction; and —Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) - (b) The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—Fairness of the Transaction” and “Special Factors—Fairness of the Transaction is incorporated herein by reference.

(c) The information set forth in the Consent Solicitation Statement under the caption “Summary Term Sheet—Vote Required” is incorporated herein by reference.

(d) No unaffiliated representative has been retained to act solely on behalf of unitholders unaffiliated with the general partner for purposes of negotiating the terms of sale of the property and/or preparing a report concerning the fairness of the transaction.

(e) The general partner of the issuer approved the sale of the property. The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet—Conflicts of Interest” and “Special Factors—Conflicts of Interest” is incorporated herein by reference.

(f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) The general partner has received an independent appraisal as to the fair market value of the property.

(b) (1) The independent appraisal was made by Deverick & Associates, Inc.

(2) - (3) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Independent Appraisal—Experience of Deverick & Associates” is incorporated herein by reference.

(4) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Independent Appraisal—Compensation” is incorporated herein by reference.

(5) The general partner determined that the consideration to be paid should equal the fair market value of the property. The general partner then retained Deverick & Associates to conduct an independent appraisal to determine this fair market value.

(6) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Independent Appraisal” is incorporated herein by reference.

(c) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Independent Appraisal—Availability of Report” is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

(a) - (b) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Financing of the Purchase—Source of Funds” is incorporated herein by reference.

(c) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Financing of the Purchase—Costs Associated with the Sale” is incorporated herein by reference.

(d) The purchaser expects to assume the existing mortgage indebtedness on the property. The information set forth in the Consent Solicitation Statement under the caption “Information about the Partnership—Description of the Partnership Property,” which describes the existing mortgage indebtedness, is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) The information set forth in the Consent Solicitation Statement under the caption “Information About the Partnership—Partnership Units Outstanding” is incorporated herein by reference.

The business address of Univesco is 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093.

(b) There have been no transactions involving the Partnership’s limited partnership units during the past 60 days by either Robert J. Werra or John R. Werra or their affiliates or associates.

Item 12. The Solicitation or Recommendation

(d) The general partner and his affiliates are not permitted to vote limited partnership units held by any of them on the proposed sale of the property.

(e) The information set forth in the Consent Solicitation Statement under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

Item 13. Financial Information

(a) The audited financial statements set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005, and the unaudited financial statements set forth in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006, and September 30, 2006, are incorporated herein by reference.

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) - (b) The information set forth in the Consent Solicitation Statement under the caption “Solicitation of Consents” is incorporated herein by reference.

Item 15. Addition Information

All information contained in the Consent Solicitation Statement is incorporated herein by reference.

Item 16. Exhibits

(a) Consent Solicitation Statement, together with letter to limited partners, filed by the issuer on the date hereof and incorporated herein by reference.

(b) Note and accompanying Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing, which evidence the existing mortgage and indebtedness on the property to be sold.

(c) Appraisal of the Chimney Square apartments conducted by Deverick & Associates as of January 2, 2007.

(d) (1) Form of Purchase and Sale Agreement for the Chimney Square Apartments sale.

(2) Management Agreement between Univesco, Inc. and Amrecorp Realty Fund II, dated October 20, 2004.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2007

/s/ Robert J. Werra
Robert J. Werra

RJW CHIMNEY SQUARE, L.C.

By: /s/ John R. Werra
       John R. Werra
       Manager